BLOCKBUSTER INC.

1201 Elm Street

Dallas, Texas 75270

April 23, 2010

Via EDGAR and First Class Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3628

Washington, DC 20549-3628

Attention: Song Brandon, Special Counsel, Office of Mergers and Acquisitions

Re:	Blockbuster Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 6, 2010
File No. 001-15153

Dear Ms. Brandon,

Set forth below are the responses of Blockbuster Inc., a Delaware corporation (the “Company”), to comments received from the staff (the “Staff”) of the Division of Corporation Finance (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2010, File No. 001-15153 (the “Preliminary Proxy Statement”). For your convenience, each of the Staff’s comments is reproduced below in italics and has been numbered to correspond with the comments in the Comment Letter. Page references contained in the Company’s responses are to Amendment No. 1 to the Preliminary Proxy Statement, which is being filed simultaneously with this letter. In addition, enclosed herein is a version of Amendment No. 1 to the Preliminary Proxy Statement marked to show changes to the Preliminary Proxy Statement.

General

1.	We note that Gregory M. Meyer has filed a preliminary Schedule 14A to solicit proxies for purposes of, among other things, electing his own candidate to your board at your upcoming annual meeting. Consistent with Rule 14a-9, you are required to revise your proxy materials to disclose the existence of the solicitation in opposition, as the existence of an alternative nominee is material to security holders’ voting decisions. Please revise your filing to address this contest including, for example, the disclosure required pursuant to Items 4.b. and 5.b. of Schedule 14A.

RESPONSE:

With respect to Item 4.b. of Schedule 14A, the Company has revised its filing as requested. Please see page 5.

With respect to Item 5.b. of Schedule 14A—

(a)	The table that details the security ownership of certain beneficial owners and management on page 16 discloses the number of shares owned by each of the Company’s participants in the solicitation, which includes current directors, the director nominees and those named executive officers still employed with the Company (the “Company Participants”). No Company Participant has purchased or sold any securities of the Company within the past two years.

(b)	Except as previously disclosed in the proxy statement on pages 9 through 11, there are no related party transactions with respect to any Company Participant required to be disclosed under Item 404(a) of Regulation S-K.

(c)	Other than Company Participants who are also employees of the Company, no Company Participant has an arrangement or understanding with respect to any future employment or future transaction to which such Company Participant will or may be a party. As previously disclosed in the proxy statement on pages 37 through 40, the Company Participants who are also employees of the Company have employment agreements with the Company.

(d)	The Company has revised the filing to disclose the business address of each Company Participant. Please see page 16. The Company has also revised the filing to disclose the addresses of the current principal occupation of each Company Participant who is not an employee of the Company, other than Mr. Bleier and Mr. Fitzsimmons, both of whom do not have principal occupations currently. Please see pages 46 through 48.

2.	See last comment. Please also ensure that the filing includes the following disclosure:

•

A description of the contacts, if any, you have had with Mr. Meyer during the time period leading up to the current solicitation. You should describe in sufficient detail whether your board of directors responded to contacts made by Mr. Meyer and, if material, the specifics of any discussions between the parties.

•

Clarify whether or not brokers will have discretion to vote securities for which they have not received instructions. In addition, to the extent brokers do retain discretion to vote the securities they hold on behalf of beneficial holders, advise us, with a view toward revised disclosure, what consideration has been given to disclosing the date by which brokers must receive instructions in order to have the votes reflect security holder selections.

RESPONSE: As requested, the Company has revised its filing to include a description of the contacts it has had with Mr. Meyer during the time period leading up to the current solicitation. Please see page 48. As to the discretionary voting authority of brokers, the Company previously disclosed on page 3 that brokers do not have discretionary voting authority with respect to the election of directors.

3.	With respect to Mr. Meyer’s proposal, please tell us whether you have received timely notice under the company’s governing instruments or applicable state law.

RESPONSE: The Company received timely notice under its bylaws of Mr. Meyer’s proposal. However, because Mr. Meyer’s proposal and notice to the Company did not contain a representation regarding his intention (or lack thereof) to deliver a proxy statement or otherwise solicit proxies from stockholders in support of his proposal, such proposal did not comply with all of the relevant requirements contained in the Company’s bylaws. As such, the Company has disclosed on pages 2 and 65 that the management proxy holders have retained their discretionary voting authority under Rule 14a-4(c) and that they intend to use their discretionary voting authority to vote for election of the Company’s nominees (and not Mr. Meyer).

Proposal IV, page 52

4.	The reverse stock split is a separate matter and should be set out as a separate proposal. You may cross-condition this with the other matters currently included in Proposal IV, if disclosure is clear on the proxy card. Please revise, or advise us.

RESPONSE: The Company has revised its filing as requested. Please see pages 59 through 64. Please also see new Annex B.

Closing Comments

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (214) 854-4081 or Robert B. Little of Vinson & Elkins L.L.P. at (214) 220-7931.

Sincerely,

BLOCKBUSTER INC.

/s/ Rod J. McDonald
Rod J. McDonald
Vice President, Secretary & General Counsel

cc:	Robert B. Little, Vinson & Elkins L.L.P.

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